April 22, 2016

VIA EDGAR

Stacie Gorman
Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:                         Red Rock Resorts, Inc.
Registration Statement on Form S-1
Filed October 13, 2015
File No. 333-207397

Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), we wish to advise you that we, as representatives of the underwriters, hereby join with Red Rock Resorts, Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on April 26, 2016 at 3:00 p.m. E.S.T., or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)                                 Date of preliminary prospectus:  April 15, 2016

(ii)                             Dates of distribution: April 15, 2016 – April 20, 2016

(iii)                         Number of prospective underwriters to whom the preliminary prospectus was furnished: 15

(iv)                         Number of prospectuses so distributed:

(a) approximately 6,200 to underwriters

(b) approximately 3,300 to others

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.
J.P. MORGAN SECURITIES LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
GOLDMAN, SACHS & CO.

Acting severally on behalf of themselves and the several Underwriters

Deutsche Bank Securities Inc.

By:	/s/ Jeremy Fox
	Name:	Jeremy Fox
	Title:	Managing Director

By:	/s/ Francis Windels
	Name:	Francis Windels
	Title:	Managing Director

J.P. Morgan Securities LLC

By:	/s/ Eddy Allegaert
	Name:	Eddy Allegaert
	Title:	Managing Director

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A. H. Allong
	Name:	Michele A. H. Allong
	Title:	Authorized Signatory

Goldman, Sachs & Co.

By:	/s/ Matt Leavitt
	Name:	Matt Leavitt
	Title:	Managing Director